Exhibit 12

The Peoples Gas Light and Coke Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2006	2005	2004	2003	2002

Net Income (Loss) Before Preferred
Stock Dividends	$(35,444)	$49,333	$45,376	$79,582	$77,818

Add - Income Taxes	(26,116)	26,690	24,397	45,752	47,832
Fixed Charges excluding capitalized interest	26,987	23,781	21,114	22,314	23,673

Earnings	$(34,573)	$99,804	$90,887	$147,648	$149,323

Fixed Charges including capitalized interest	$26,987	$23,781	$21,114	$22,314	$23,673

Ratio of Earnings to Fixed Charges	(1.28)	4.20	4.30	6.62	6.31